Exhibits 5.1 and 8.1
                                                        --------------------


                              September 17, 2002



Standard & Poor's,
a division of The McGraw-Hill Companies, Inc.
55 Water Street
New York, NY 10041-0003

Moody's Investors Service, Inc.
99 Church Street
New York, NY 10007

Bear, Stearns & Co., Inc.
383 Madison Avenue
New York, New York   10179

          Re: IndyMac MBS, Inc.
              Residential Asset Securitization Trust, Series 2002-A11 Mortgage-Pass Through Certificates, Series 2002-K
              --------------------------------------------------


Ladies and Gentlemen:

        We have acted as special counsel for IndyMac MBS, Inc., a Delaware corporation (the "Depositor"), in connection with (i) the sale by IndyMac Bank, F.S.B., a federal savings bank ("IndyMac Bank"), and the purchase by the Depositor, of a pool of Mortgage Loans and (ii) the simultaneous sale by the Depositor of that pool of Mortgage Loans to Deutsche Bank National Trust Company, as trustee (the "Trustee") in connection with the issuance of the Mortgage Pass-Through Certificates, Series 2002-K, Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates, Class A-4 Certificates, Class A-5 Certificates, Class A-IO Certificates, Class A-R Certificates, Class M-1 Certificates, Class M-2 Certificates, Class B Certificates, Class P Certificates, Class OC Certificates (the "Certificates"). A trust (the "Trust") is being formed and the Certificates are being issued pursuant to a Pooling and Servicing Agreement, dated as of September 1, 2002 (the "Pooling and Servicing Agreement"), among the Depositor, as depositor, IndyMac Bank, as seller and master servicer, and the Trustee. A "Mortgage Loan" means a conventional fixed-rate mortgage loan secured by a first lien on a one-to four-family residential property sold on the Closing Date pursuant to the Pooling and Servicing Agreement. The Mortgage Loans are specifically identified on the Mortgage Loan Schedule delivered to the Trustee on the Closing Date pursuant to the Pooling and Servicing Agreement. Capitalized terms not otherwise defined herein are used as defined in the Pooling and Servicing Agreement.

        On the Closing Date, the Trustee will issue the Certificates in the name or at the direction of the Depositor and will transfer the Certificates to the Depositor in consideration for the sale of the Mortgage Loans from the Depositor to the Trustee. Upon receipt of the Certificates on the Closing Date, the Depositor (i) will sell the Class A-1 Certificates, Class A-2 Certificates, Class



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A-3 Certificates, Class A-4 Certificates, Class A-5 Certificates, Class A-IO
Certificates, Class M-1 Certificates, Class M-2 Certificates and Class B Certificates (the "Publicly Offered Certificates") to Bear, Stearns & Co., Inc. pursuant to an underwriting agreement and (ii) will remit the proceeds of those sales, together with the Class A-R Certificates, Class P Certificates, Class
OC Certificates, to IndyMac Bank in consideration for the sale of the Mortgage Loans from IndyMac Bank to the Depositor.

        When we make assumptions for the purposes of expressing the opinions set forth below or when we express no opinion or qualify or limit an opinion as to certain matters or when we state that we rely on certificates, documents, or other matters, in each case we do so with the permission of each addressee of this letter.

        In connection with rendering this opinion, we have examined the Pooling and Servicing Agreement and such other documents, certificates, and records, and have performed such investigations of law, as we have deemed necessary or appropriate as a basis for our opinion. Further, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies or specimens, the authenticity of the originals of such documents submitted to us as copies or specimens, the accuracy of the matters set forth in the documents we have reviewed and the due authorization, execution, and delivery of the Pooling and Servicing Agreement by the parties thereto. We have also assumed that no agreements or understandings between the parties exist regarding the transactions contemplated in the Pooling and Servicing Agreement, other than those contained therein.

        As of the Closing Date, each REMIC created pursuant to the Pooling and Servicing Agreement will qualify as a REMIC within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the "Code"), assuming (i) elections are made with respect to each REMIC created pursuant to the Pooling and Servicing Agreement and (ii) compliance with changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder. The Certificates, other than the Class A-R Certificates, represent ownership of regular interests in a REMIC. The Class A-R Certificates represent ownership of the sole class of residual interest in each REMIC created pursuant to the Pooling and Servicing Agreement. The Carryover Reserve Fund is an outside reserve fund that is not an asset of any REMIC created pursuant to the Pooling and Servicing Agreement. The rights of the LIBOR Certificates to receive payments from the Carryover Reserve Fund represent, for federal income tax purposes, contractual rights combined with regular interests within the meaning of Treasury regulation ss.1.860G-2(i). The Available Funds Cap Reserve Fund is an outside reserve fund that is not an asset of any REMIC created pursuant to the Pooling and Servicing Agreement. The rights of the Certificates (other than the Class A-IO Certificates) to receive payments from the Available Funds Cap Reserve Fund represent, for federal income tax purposes, contractual rights combined with regular interests within the meaning of Treasury regulation ss.1.860G-2(i).

        The opinions set forth herein are based upon the existing provisions of the Code and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based. The opinions expressed herein are limited as described above,



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and we do not express an opinion on any other tax aspect of the transactions contemplated by the documents relating to the transaction.

        In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion is rendered as of the date hereof and we undertake no obligation to update this opinion or advise you of any changes in the event there is any change in legal authorities, facts, assumptions or documents on which this opinion is based (including the taking of any action by any party to the Documents pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion unless we are specifically engaged to do so. This opinion is rendered only to those to whom it is addressed and may not be relied on in connection with any transactions other than the transactions contemplated herein. This opinion may not be relied upon for any other purpose, or relied upon by any other person, firm or corporation for any purpose, without our prior written consent.


                                            Very truly yours,

                                            Sidley Austin Brown & Wood LLP
                                            ---------------------------------
                                            Sidley Austin Brown & Wood LLP